ALPHALA CORP.

Darzinu 22 linija, 10 Majas

Riga, Latvia LV-1063

Tel. (702) 605-0519

Email: alphalacorp@gmail.com

May 13, 2013

Ms. Erin Wilson

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Alphala Corp.

Registration Statement on Form S-1

Filed April 2, 2013

File No. 333-187669

Dear Ms. Wilson:

Alphala Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated April 26, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on April 2, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Description of Business, page 18

Product Description, page 18

1. Please describe your operations to date. In this regard, we note your Sales Distribution Agreement with Aldent LLC was executed on January 14, 2013 and that, as of January 31, 2013, your net income was $1,404. Please clarify if this income was achieved through your contractual relationship with Aldent or through other means.

Our response: We have described our operations to date. We have also clarified that the income was achieved through our contractual relationship with Aldent.

2. We note that you expect to be able to purchase your inventory at a discount from on-line stores. Please revise to provide the basis for your belief that you will be offered a discount.

Our response: We have revised to delete our belief that we expect to be able to purchase our inventory at a discounted price.

3. We note that “in most cases” you plan to take prepayments from your clients prior to purchasing and shipment. It is unclear why this will be your course of action of most clients but not all will be required to prepay. Revise to clarify those instances when you will not require prepayment.

Our response: We have revised to clarify that we will always take prepayments from our clients.

4. Please explain whether you will be purchasing your inventory from one particular online store and whether you have an agreement with that store. In addition, clarify whether you plan on selling one particular brand of whitening strips.

Our response: We have revised to explain that we will be purchasing our inventory from different online stores and that as of today we have no agreements with any stores. We have also clarified that we plan on selling different brands of whitening strips.

5. Please revise the competition discussion to discuss the competition from the online stores where you will be purchasing your inventory and the risk to your business from such competition.

Our response: We have revised the competition discussion to discuss the competition from the online stores where we will be purchasing our inventory and the risk to our business from such competition.

6. Provide clear disclosure of your dependence on one major customer, as required by Item 101(h)(vi) of Regulation S-K.

Our response: We have provided clear disclosure of our dependence on one major customer and provided a risk factor of our dependence on one major customer.

Sales Distribution Agreement, page 20

7. Please revise to clarify what is meant by “[t]he Agreement is non-exclusive.”

Our response: We have revised our disclosure in accordance with the comment of the commission.

Government Regulation, page 21

8. We note that you intend to comply with all government rules, regulations and directives but it is unclear what government regulations apply to your business. Please revise to disclose the existing and probable government regulations that apply to your business as well as any necessary government approvals. In this regard, we note that you will be selling your product in Latvia. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Our response: We have revise to disclose the existing and probable government regulations that apply to your business as well as any necessary government approvals.

Plan of Operation, page 23

9. Please retitle this section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our response: We have retitled this section in accordance with the comment of the commission.

Limited Operating History; need for additional capital, page 26

10. Please disclose your cash balance as of a recent practicable date.

Our response: We have disclosed our cash balance as of a recent practicable date.

11. We note that you will be unable to continue operations for the next twelve months without additional financing. Please revise to disclose, without additional financing, how long you can currently remain in operation.

Our response: We have disclosed how long we can currently remain in operation without additional financing.

12. We note your oral agreement with Irina Petrzhikovskaya regarding company loan(s). Please provide a written description of any oral agreement with Ms. Petrzhikovskaya. Include in your description any terms of the loans, such as due date(s) and/or interest rate(s). In this regard, we note Note 4 to the financial statements. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Our response: We have filed a written description of an oral agreement with Ms. Petrzhikovskaya as an exhibit to our registration statement.

13. Please explain the reference to Mr. Magana as your sole officer and director on page 25. This is inconsistent with disclosure throughout the prospectus.

Our response: This was a typo. We revised our disclosure.

Directors, Executive Officers, Promotes and Control Persons, page 27

14. Revise to disclose the specific experience, qualifications, attributes or skills that led to the decision that Ms. Petrzhikovskaya should serve as a director. See Item 401(e)(1) of Regulation S-K.

Our response: We have revised our disclosure in accordance with the comment of the commission.

Certain Relationships and Related Transactions, page 30

15. Please provide the disclosure required by Item 404(d) of Regulation S-K. We note the loan from your officer and director, as disclosed in the financial statements.

Our response: We have revised to disclose that since inception through April 30, 2013 Ms. Petrzhikovskaya loaned the Company $200 to pay for incorporation costs and bank expenses.  As of April 30, 2013, total loan amount was $200. The loan is non-interest bearing, due upon demand and unsecured.

Financial Statements

General

16. Please provide a currently dated consent in any amendment over 30 days.

Our response: We have provided a currently dated consent.

Exhibits

17. We note that Exhibit 3.1 was filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibit with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Our response: We have filed Exhibit 3.1 in an acceptable electronic format.

Please direct any further comments or questions you may have to the company at alphalacorp@gmail.com

Thank you.

Sincerely,

/S/ Irina Petrzhikovskaya

Irina Petrzhikovskaya, President

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